PAN AMERICAN LITHIUM CORP.
3040 N. Campbell Avenue, Suite 110
Tucson, AZ 85719
Tel: 520-623-3090

January 5, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

RE:	Pan American Lithium Corp. (the “Company”)
Amendment No. 4 to Registration Statement on Form F-1 (the “F-1”)
File No. 167277
Filed October 27, 2010

Attention:	Anne Nguyen Parker, Branch Chief

Dear Anne Parker:

     The Company writes in response to your letter dated December 23, 2010 to Mr. Brodkey of the Company with respect to the above-noted filing of the Company. The Company provides below its responses to your comments. The Company has also provided a blacklined copy of the F-1 showing the changes from its previous filing. For your ease of reference, the responses are numbered in a manner that corresponds with your comments.

Amendment No. 4 to Registration Statement on Form F-1

Option to Acquire Escondidas – México, page 31

1.	We note the extension of the Option Agreement. Please file as an exhibit the extended agreement.

Response: The Company has filed the extension agreement as exhibit 10.35.

Selected Financial Information, page 33

2.

We note your response to prior comment nine and see that you provided selected financial data and the reconciliations of the data to U.S. GAAP for the six month period ended August 31, 2010. Please also provide comparative data for the six month period ended August 31, 2009 to comply with Item 3.A of Form 20-F.

Response: The Company has revised its “Selected Financial Information” section on page 33 to provide the comparative data for the six month period ended August 31, 2009.

Summary of Quarterly Results, page 36

3.

We note your disclosure that during the three months ended August 31, 2010, expenses were incurred as you “continued to focus on increased development of [y]our mineral properties….” Please include disclosure regarding the actions taken and the expense incurred by the company in developing its mineral properties outside your fund raising efforts.

Response: The Company has revised its “Summary of Quarterly Results” section on page 36 to include disclosure regarding the actions taken and the expense incurred by the Company in developing its mineral properties.

Selling Stockholder, page 47

4.

Revise the line for Michael Murphy to reflect the total shares over which he has voting or investment power. We note that he also have voting power over the shares held by NTC and Co FBO Michael Murphy. Also, clarify whether Mike Murphy and Michael Murphy are the same person.

Response: The Company has revised the table in its “Selling Stockholder” section on page 47 to combine all of the shares held by Michael Murphy into one row. The Company confirms that “Mike Murphy” and “Michael Murphy” are the same individual and the shares held by “Mike Murphy” and “Michael Murphy” are combined into one row.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew Brodkey
President and Chief Executive Officer